Exhibit 99.120

VOX TO ACQUIRE

CANADIAN GOLD ROYALTY PORTFOLIO

TORONTO, CANADA – June 6, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a returns-focused precious metals royalty company, is pleased to announce that it has executed a binding royalty sale and purchase agreement dated June 3, 2022 with an individual prospector residing in Canada to acquire rights to three Canadian gold royalties for total consideration of up to C$1,800,000.

Pursuant to the terms of the purchase and sale agreement, Vox will pay C$100,000 cash at closing and make additional cash payments or issue common shares of Vox (at Vox’s sole election) as follows: C$500,000 or issue up to a maximum of 184,399 common shares in September 2022, C$700,000 or issue up to a maximum of 258,159 common shares in January 2023 and C$500,000 or issue up to a maximum of 184,399 common shares in December 2023 (the “Transaction”). Closing of the Transaction remains conditional upon final acceptance by the TSX Venture Exchange.

The royalties include a 1.0% Net Smelter Returns (“NSR”) royalty over part of the Goldlund Project in Ontario (“Goldlund”) operated by Treasury Metals Inc. (“Treasury”) (TSX: TML), an effective 0.6% NSR royalty over the Beschefer Project in Quebec (“Beschefer”) operated by Goldseek Resources Inc. (“Goldseek”) (TSXV: GSK) under option from Wallbridge Mining Company Limited (“Wallbridge”), and all personal rights held to a 1.5% NSR royalty over the Gold River deposit in Ontario (“Torogold”), which is a satellite deposit to the Timmins West mine operated by Pan American Silver Corp. (“Pan American”) (NASDAQ: PAAS) (together the “Royalties”).

Transaction Highlights(1)(2)(3)

●	Provides exposure to the substantial Goldlund Project resource(1), recently upgraded to 940,000 ounces Indicated and a further 703,500 ounces Inferred which is a key part of Treasury’s integrated Goliath Gold Complex Project (“GGC”);

●	Treasury are targeting the completion of a Pre-Feasibility Study for GGC in the second half of 2022, a feasibility study in the first half of 2023, a construction decision in the fourth quarter of 2023 and commencement of mining operations in fourth quarter of 2025, as per Treasury’s May 2022 investor presentation;

●	Treasury’s April 2022 resource upgrade for the GGC was based on 41,072m drilling in 2021, of which 23,200m was completed at Goldlund, with additional GGC drilling planned for 2022;

●	At Beschefer(2), which is located 30km south of Wallbridge’s Fenelon Gold Project, Goldseek are currently undertaking a 4,000m drilling program, with plans for an incremental 5,000m Summer 2022 drilling program and a maiden resource estimate for Beschefer in the second half of 2022 (per Goldseek’s March 2022 presentation); and

●	Potential longer-term optionality from the Torogold royalty rights, which cover the historical Gold River gold deposit(3) adjacent to the Timmins West mine operated by Pan American.

Spencer Cole, Chief Investment Officer stated: “We are very excited to add these rapidly advancing Canadian gold royalties to the Vox portfolio, which offer significant near-term exploration and development catalysts for Vox shareholders. We are also pleased to support another private prospector with a mutually-beneficial transaction. Over the next 18 months, we expect a construction decision at Goldlund, a maiden resource statement at Beschefer and extensive discovery newsflow.”

Asset Overview – Goldlund(1)

The Goliath Gold Complex currently refers to a prospective 65km trend in a 330km2 land package comprised of three distinct mines/projects/deposits located within the Wabigoon-Greenstone belt in the Dryden-Sioux Lookout Area of northwestern Ontario, Canada.

The Goliath Gold Project (Mine + Mill) consists of the construction, operation, decommissioning, and remediation of an open-pit and underground gold mine and associated milling infrastructure including a tailings storage facility located 20km east of the City of Dryden, Ontario. The Goliath Gold Project received Federal Environmental Assessment Approval in 2019 with the Minister of Environment and Climate Change Canada concluding that the Goliath Gold Project was unlikely to result in significant adverse effects to the environment. Treasury has commenced the process of receiving additional permits and approvals to construct and operate the Goliath Gold Project (Mine + Mill).

Figure 1: Goldlund Royalty Location within Goliath Gold Complex

(Source: https://treasurymetals.com/site/assets/files/4246/treasury_metals_investor_presentation_may.pdf)

The GGC consists of three primary deposits, Goliath, Goldlund and Miller. The proposed development pathway envisaged in the GGC 2021 Preliminary Economic Assessment was a “hub & spoke” development strategy where a central mill would be developed at the Goliath Project, with ore mined across all three deposits and centrally processed at the Goliath mill.

The Goldlund deposit was the primary focus of Treasury’s 2021 drill campaign, with 68% of the total holes drilled for the April 2022 resource update. The updated resource for Goldlund is based on a total of 2,197 drill holes measuring 240,601 metres, incorporating 120 drill holes and 21,474 metres from the 2021 drilling campaign. The 2021 drilling campaign targeted the conversion of the Inferred Mineral Resource, much of which was halo mineralization at lower grades located within the open pit. In addition, higher-grade mineralization was targeted at depth, increasing the confidence and depth of the Mineral Resource open pit. At Goldlund, 100,000 ounces of gold were converted to Measured and Indicated Mineral Resources through the 2021 drill campaign, and an additional 392,500 ounces of gold were added to the Inferred Mineral Resource category.

Figure 2: Goldlund Royalty Area, Mineralised Zones and PEA Pit Designs

(Source: https://treasurymetals.com/site/assets/files/4246/treasury_metals_investor_presentation_may.pdf)

The Goldlund Royalty was created pursuant to a royalty agreement dated November 12, 2003 and covers nine patented claims and entitles Vox to a 1.0% NSR on any ore mined >50m depth beneath the historical Goldlund shaft collar. A historical partial buyback right to purchase 0.5% of the NSR for C$500,000 expired three years from the date of the royalty agreement. Vox management estimates that the royalty claims cover the majority of the Goldlund mineralized wireframes contained in the March 2021 PEA pit designs as shown in Figure 2.

Goldlund Resource Estimate as at 17 January 2022(1)

The following resource estimate outlined in Table 1 was updated by Treasury on 14 April 2022 as part of a consolidated GGC resource update that is based on a total of 3,185 drill holes measuring 540,329 metres for the Goliath, Goldlund and Miller deposits, incorporating 176 new drill holes and 41,072 metres since the mineral resource estimate set out in the March 2021 PEA of the GGC. This mineral resource estimate forms the basis for the pre-feasibility study on the project, which Treasury expects to complete in the second half of 2022.

Goldlund (effective January 17, 2022.)

Type	Classification	Cut-off	Tonnes	Au (g/t)	Au (Oz)
Open Pit	Measured	0.30	0	0.00	0
	Indicated	0.30	33,353,000	0.85	911,000
	Meas+Ind	0.30	33,353,000	0.85	911,000
	Inferred	0.30	28,833,000	0.73	680,200
Underground	Measured	2.20	0	0.00	0
	Indicated	2.20	222,000	4.06	29,000
	Meas+Ind	2.20	222,000	4.06	29,000
	Inferred	2.20	222,000	3.26	23,300
Total	Measured		0	0.00	0
	Indicated		33,575,000	0.87	940,000
	Meas+Ind		33,575,000	0.87	940,000
	Inferred		29,055,000	0.75	703,500

Table 1: Goldlund Resource Estimate as at 17 January 2022

(Source: https://treasurymetals.com/site/assets/files/4233/20220414_-_treasury_metals_ggc_mre_update_final.pdf )

For more information on the Goldlund Project, please visit the Treasury website at https://treasurymetals.com/.

Asset Overview – Beschefer(2)

The Beschefer Project covers approximately 962 acres and is located in the Northern Abitibi Greenstone Belt, 14 km east of the past-producing polymetallic Selbaie Mine, 45 km northeast of the Casa Berardi Mine and 30 km from Wallbridge’s Fenelon Gold property. Historically, the area has mainly been explored for volcanogenic massive sulfide deposits similar to the Matagami camp and the Selbaie Mine.

Gold mineralization was discovered in the B-14 Zone in 1995 by Billiton Canada Inc. and the Beschefer Project saw very limited exploration before the involvement by Excellon in 2011, which completed approximately 17,000 metres of drilling up to 2013. There has been limited exploration at Beschefer since 2013 with the exception of 1,600 meters drilled by Wallbridge in 2018.

260.4 g/t Au over 7.02m
22.73 g/t Au over 48.01m
32.18 g/t Au over 9.70m
1.46 g/t Au over 227.80m
Fenelon Gold Project - Wallbridge
WALLBRIDGE
308 g/t Au over 2.97m incl. 858 g/t Au over 1.06m
Reaper Gold Discovery - Wallbridge
PROBE
Xander
EM/VTEM TARGET
GREAT THUNDER
MIDLAND
GOLDSEEK RESOURCES
55.63 g/t Au over 5.57 m
13.07 g/t Au over 8.75 m
BESCHEFER PROJECT
GLENCORE
SOQUEM
VORBEAU

Figure 3: Beschefer Project Area and surrounding operators

(Source: https://www.goldseekresources.com/beschefer-project/)

Beschefer is the subject of a four-year option agreement dated on or around March 2, 2021 for Goldseek to acquire the Beschefer Property from Wallbridge for a C$3M work commitment and issuance of 4 million Goldseek shares. Goldseek management are currently focussed on 3D modelling of historical gold zones, completion of a 4,000m – 9,000m drilling program for 2022 and preparation of a maiden resource estimate, expected in the second half of 2022.

Historical drilling highlights at the Beschefer project include:

●	55.63 g/t gold over 5.57 metres in hole BE13-038 (including 224 g/t over 1.23m)
●	13.07 g/t gold over 8.75 metres in hole B12-014 (including 58.5 g/t over 1.5m)
●	3.56 g/t gold over 28.4 metres in hole B14-006 (including 7.42 g/t over 5.5m)
●	10.28 g/t gold over 8.00 metres in hole B14-35 (including 86.74 g/t over 0.60m)

The Beschefer royalty is an effective 30% interest in a historical 2.0% NSR royalty that has an unexercised partial 1.0% NSR buyback for C$1.0M (on a 100% basis). For more information on the Beschefer Project, please visit the Goldseek website at https://www.goldseekresources.com/beschefer-project/ or the Wallbridge website at https://wallbridgemining.com/our- projects/other-gold-assets/beschefer/.

Asset Overview – Torogold

The Torogold Royalty was created pursuant to the Denton and Thorneloe Townships Property Sale and Purchase Agreement between Homestake Canada Inc. (“Homestake”), Torogold Resources Inc. (“Torogold Resources”) and Band-Ore Resources Limited dated March 1, 1994. Both Homestake and Torogold Resources were each issued a 1.5% NSR royalty (3.0% NSR in aggregate), subject to a partial buyback right for each royalty of 0.5% NSR for C$1M that is currently unexercised.

The Homestake portion of the royalty rights were subsequently acquired by Royal Gold Inc. (NASDAQ: RGLD) and the Torogold Royalty rights were subsequently assigned from Torogold Resources to an individual prospector residing in Canada, the latter of which is the subject of the Transaction with Vox. The historical Torogold royalty area covers the Gold River gold deposit, which is further described in the Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins Ontario, Canada with an effective date of January 17, 2012, which can be found at this link here.

Further confirmatory due diligence on the Torogold royalty rights is ongoing, and for this reason, only a nominal purchase price has been ascribed to the royalty by Vox and the seller of the royalty. The rights purported to be assigned by the royalty seller to Vox are still subject of an ongoing review and may require supplemental information. Vox is in the process of obtaining additional information and/or documentation, which will be the primary focus of further due diligence and discovery work carried out by the Company.

Transaction Closing

The Transaction is subject to the final acceptance of the TSX Venture Exchange, which the Company expects will be delivered prior to the end of June 2022.

Market Awareness Engagement

Vox also announces that it has entered into an agreement for services (the “Agreement”) with GRA Enterprises LLC (“GRA”), effective June 3, 2021, pursuant to which GRA will provide consulting and media advisory services. Services will include the production and publication of investor bulletins on the National Inflation Association website, distribution of investor bulletins to GRA’s e-mail list, posts via GRA’s social media accounts, and comprehensive coverage of developments at Vox in order to enhance the Company’s visibility and awareness with the global investment community, in accordance with TSX Venture Exchange policies and applicable securities laws. The Agreement has an initial term of three months, and, unless terminated at the option of either party, will renew for successive three-month periods. GRA will receive US$25,000 per three-month period out of the Company’s cash on hand as compensation for its services to the Company. GRA will not receive any securities as compensation and does not hold any interest, directly or indirectly, in Vox or its securities. GRA’s office is located at 112 Camp Lane, Mooresville, NC,

28117-8925.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused precious metals royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest risk-adjusted returns in the mining royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the royalties and projects related thereto (including expectations for construction decisions, resource estimates or production from the underlying projects and estimates of project success), the ability of Vox to complete adequate due diligence on all three royalties to a satisfactory level, and the ability of the company to acquire effective ownership of all three royalties. Such statements and information reflect the current view of Vox. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Vox’s actual results, performance or achievements or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	Goldlund Resource Estimate released April 14, 2022 and dated January 17, 2022 - https://treasurymetals.com/news/treasury-metals-announces-updated-mineral-resource-122752/.

a.	Mineral Resources were estimated by ordinary kriging by Dr. Gilles Arseneau, associate consultant of SRK Consulting (Canada) Inc., Mineral Resources were prepared in accordance with NI 43-101 and the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019). This estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. Mineral Resources that are not mineral reserves do not have demonstrated economic viability.

b.	Goldlund Open Pit Mineral Resources are reported within an optimized constraining shell at a cut-off grade of 0.3 g/t gold that is based on a gold price of US$1,700/oz and a gold processing recovery of 90.344*Au(g/t)^0.0527.
c.	Goldlund Underground Mineral Resources are reported inside DSO shapes at a cut-off grade of 2.2g/t gold that is based on a gold price of US$1,700/oz and a gold processing recovery of 90.344*Au(g/t)^0.0527.
d.	Gold and Silver assays were capped prior to compositing based on probability plot analysis for each individual zones. Assays were composited to 1.5 m for Goliath, 2.0 m for Goldlund and 1.0 m for Miller.
e.	Excludes unclassified mineralization located within mined out areas.
f.	Silver grade and ounces are derived from the Goliath tonnage only.
g.	Goliath Open Pit and Goldlund/Miller cut-off grades are 0.25g/t and 0.30g/t, respectively.
h.	All figures are rounded to reflect the estimates' relative accuracy, and totals may not add correctly.
i.	It is important to note that this updated MRE has not yet been applied to the PEA. The PEA is based on the Technical Report (as defined above). The updated MRE contained in this news release does not have a negative impact on or otherwise adversely affect the MRE that formed the basis of the PEA, as there was additional drilling and changes were made to the MRE methodology to better capture the geometry and continuity of the mineralization. Treasury does not feel that it is necessary to update the PEA at this time as it is working towards a pre-feasibility study, which will incorporate this updated MRE. However, the PEA remains valid based on the smaller MRE estimate contained in the Technical Report.
j.	For information on the Goliath Gold Complex, please refer to the Preliminary Economic Assessment, prepared in accordance with NI 43-101, entitled “NI 43–101 Technical Report & Preliminary Economic Assessment of the Goliath Gold Complex” and dated March 10, 2021 with an effective date of January 28, 2021 (the “Technical Report”), led by independent consultants Ausenco Engineering Canada Inc. The Technical Report is available under the Company’s issuer profile on SEDAR at www.sedar.com, on the OTCQX at www.otcmarkets.com and on the Company website at https://treasurymetals.com/site/assets/files/4156/treasury_metals_pea_final_revised_mar_10_2021.pdf.

(2)	Beschefer Asset Overview information sourced from https://www.goldseekresources.com/beschefer-project/.

(3)	Torogold Asset Overview information sourced from the Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins Ontario, Canada with an effective date of January 17, 2012 which can be found at this link: https://www.sec.gov/Archives/edgar/data/1279944/000110465912024569/a12- 9222_1ex99d1.htm.